The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

October 4, 2022

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Anthony Burak

Re:	Certified Shareholder Reports on Form N-CSR of The Royce Fund (File No. 811-03599) (“TRF”) and Royce Capital Fund (811-07537) (“RCF”)

Dear Mr. Burak:

This letter responds to telephonic comments received from you on September 15, 2022 regarding the Certified Shareholder Reports on Form N-CSR of TRF and RCF (each, a “Trust” and together, the “Trusts”) that were filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2022 and February 24, 2022, respectively (each, a “Shareholder Report” and together, the “Shareholder Reports”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Shareholder Reports.  Set forth below are the Commission staff’s comments in italics relating to the Shareholder Reports, along with the Trusts’ responses to those comments.
1.
Comment: Item 11(b) of Form N-CSR requires registrants to disclose any change in their internal control over financial reporting “that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect (emphasis added),” their internal control over financial reporting. The Shareholder Reports, however, confirmed that there were no such changes to the internal controls over financial reporting for the Trusts during the second fiscal quarter rather than for the period covered by such Shareholder Reports (i.e., January 1, 2021 through December 31, 2021).  Please confirm that there were no such changes to the internal control over financial reporting for the Trusts during the period covered by the Shareholder Reports (i.e., January 1, 2021 through December 31, 2021).  In addition, please update the Item 11(b) certifications contained in the Trusts’ future Form N-CSR filings so that they refer to the prescribed time period.

Response: Each Trust hereby: (i) confirms that there were no significant changes in its internal control over financial reporting or in other factors that could significantly affect this control subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses during the period covered by its Shareholder Report (i.e., January 1, 2021 through December 31, 2021) and (ii) undertakes to update the Item 11(b) certifications contained in its future Form N-CSR filings so that they refer to the prescribed time period.

2.
Under Item 27 of Form N-1A, every annual and semi-annual report to shareholders required by Rule 30e-1 under the Investment Company Act of 1940 must contain certain required statements regarding the availability of: (i) proxy voting policies and procedures[1] and (ii) proxy voting records[2].  The Shareholder Report for TRF did not include such required statements.  Please ensure that such required statements are included in TRF’s future shareholder report filings.

Response: TRF hereby undertakes to include all required disclosures from Item 27(d)(4) and Item 27(d)(5) of Form N-1A in its future shareholder report filings.

1 See Item 27(d)(4) of Form N-1A.
2 See Item 27(d)(5) of Form N-1A.

* * * * *
Each Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its Shareholder Report; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to its Shareholder Report; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
We believe that the Trusts’ responses herein are appropriately responsive to the Commission staff’s comments.  If you have any questions or comments with respect to this letter or the Shareholder Reports, please contact the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen Secretary

Encs.